Kingstone Companies, Inc.
15 Joys Lane
Kingston, NY  12401

May 25, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn:  Dorrie Yale

Re:          Kingstone Companies, Inc.
Registration Statement on Form S-3
Filed May 17, 2016
File No. 333-211412

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Kingstone Companies, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 9:00 a.m. EST on May 27, 2016, or as soon thereafter as practicable.  The Registrant hereby authorizes Fred Skolnik, an attorney with the Registrant’s outside legal counsel, Certilman Balin Adler & Hyman, LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Mr. Skolnik at (516) 296-7048, or in his absence to Cynthia Thomas, an attorney at Certilman Balin Adler & Hyman, LLP, at (516) 296-7055.  Please also provide a copy of the Commission’s order declaring the Registration Statement on Form S-3 effective to Mr. Skolnik via email at fskolnik@certilmanbalin.com and via mail at Certilman Balin Adler & Hyman, LLP, 90 Merrick Avenue, 9th Floor, East Meadow, NY 11554.

Very truly yours,

By:	/s/ Barry B. Goldstein
Barry B. Goldstein
President and Chief Executive Officer

cc:           Certilman Balin Adler & Hyman, LLP